OPERATING AGREEMENT

OF

HAPA FLICK PRODUCTIONS LLC

This Operating Agreement (the "Agreement") is entered into and made effective as of May 7, 2026, by and among the undersigned member of Hapa Flick Productions LLC, a California Limited Liability Company (the "Company").

ARTICLE I

FORMATION

1.1 Formation

The Company was formed as a California Limited Liability Company pursuant to the California Revised Uniform Limited Liability Company Act by filing Articles of Organization with the California Secretary of State on May 7, 2026.

1.2 Name

The name of the Company shall be:

Hapa Flick Productions LLC

1.3 Principal Office

The principal office of the Company shall be located at such place or places as determined by the Manager.

1.4 Registered Agent

The Company's registered agent for service of process in California shall be:

Northwest Registered Agent, Inc.

or such other registered agent as designated by the Company.

1.5 Purpose

The purpose of the Company is to engage in any lawful business activity permitted under the laws of the State of California, including but not limited to:

- motion picture production
- documentary production
- television and streaming media production
- digital media production
- podcast production
- intellectual property ownership and licensing
- crowdfunding activities
- investor financing activities
- film distribution and marketing
- educational and consulting services
- merchandising
- entertainment and media-related ventures

The Company may engage in any other lawful business activities as determined by the Member and Manager.

ARTICLE II

MEMBER

2.1 Sole Member

The sole member of the Company is:

Jennifer Lynn Sturla

The Member owns one hundred percent (100%) of the membership interests in the Company.

2.2 Limited Liability

The Member shall not be personally liable for the debts, obligations, or liabilities of the Company beyond the Member's capital contribution except as otherwise required by law.

ARTICLE III

MANAGEMENT

3.1 Manager-Managed Company

The Company shall be managed by one Manager.

3.2 Initial Manager

The initial and sole Manager of the Company shall be:

Jennifer Lynn Sturla

3.3 Powers of the Manager

The Manager shall have full authority to manage and control the business, affairs, and property of the Company, including but not limited to the authority to:

- open and maintain bank accounts
- apply for credit and financing
- enter into contracts and agreements
- hire employees and independent contractors
- engage attorneys, accountants, consultants, and advisors
- produce and distribute films and media projects
- raise investment capital and crowdfunding proceeds
- acquire, own, license, and exploit intellectual property
- purchase equipment and services
- execute checks, notes, and other financial instruments
- conduct all business activities necessary or appropriate for the Company

3.4 Compensation

The Manager may receive compensation and reimbursement for expenses incurred on behalf of the Company as determined by the Member.

ARTICLE IV

CAPITAL CONTRIBUTIONS

4.1 Initial Contributions

The Member may contribute cash, property, services, intellectual property, or other assets to the Company as determined appropriate by the Member.

4.2 Additional Contributions

No Member shall be required to make additional contributions to the Company.

ARTICLE V

PROFITS, LOSSES, AND DISTRIBUTIONS

5.1 Allocation of Profits and Losses

All profits and losses of the Company shall be allocated to the sole Member.

5.2 Distributions

Distributions shall be made to the Member at such times and in such amounts as determined by the Manager, subject to applicable law and the financial condition of the Company.

ARTICLE VI

TAX TREATMENT

6.1 Tax Classification

The Company shall be treated as a disregarded entity for federal and state income tax purposes unless otherwise elected by the Member.

6.2 Tax Matters

The Manager shall be authorized to handle all tax matters on behalf of the Company.

ARTICLE VII

RECORDS AND ACCOUNTING

7.1 Records

The Company shall maintain complete and accurate books and records of the Company's business and affairs.

7.2 Banking

Funds of the Company shall be deposited in the Company's name in such bank or financial institution accounts as designated by the Manager.

7.3 Fiscal Year

The fiscal year of the Company shall end on December 31 unless otherwise determined by the Manager.

ARTICLE VIII

LIABILITY AND INDEMNIFICATION

8.1 Limitation of Liability

To the fullest extent permitted by California law, the Manager shall not be liable to the Company or the Member for actions taken in good faith on behalf of the Company.

8.2 Indemnification

The Company shall indemnify the Manager and Member against losses, claims, liabilities, and expenses incurred in connection with Company activities, except in cases of fraud, gross negligence, or willful misconduct.

ARTICLE IX

TRANSFER OF MEMBERSHIP INTERESTS

9.1 Restrictions on Transfer

No transfer of membership interests may occur without the written consent of the Member.

ARTICLE X

DISSOLUTION

10.1 Events of Dissolution

The Company shall dissolve upon:

- written decision of the Member
- sale of substantially all Company assets
- entry of a decree of judicial dissolution
- any event requiring dissolution under California law

10.2 Winding Up

Upon dissolution, the Manager shall wind up the Company's affairs and distribute assets in accordance with applicable law.

ARTICLE XI

GENERAL PROVISIONS

11.1 Governing Law

This Agreement shall be governed by and interpreted under the laws of the State of California.

11.2 Amendments

This Agreement may be amended only by written agreement of the Member.

11.3 Severability

If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force and effect.

11.4 Entire Agreement

This Agreement constitutes the entire agreement relating to the Company and supersedes all prior agreements or understandings.

MEMBER AND MANAGER SIGNATURE

The undersigned hereby adopts and agrees to this Operating Agreement effective as of May 7, 2026.

Jennifer Lynn Sturla
Sole Member and Manager

Date: _____

May 7, 2026